May 14, 2019

Eric Lindberg, Jr.
Chief Executive Officer
Grocery Outlet Holding Corp.
5650 Hollis Street
Emeryville, California 94608

       Re: Grocery Outlet Holding Corp.
           Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted May 2, 2019
           CIK No. 0001771515

Dear Mr. Lindberg:

      We have reviewed your amended draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form S-1 Submitted May 2, 2019

Our Competitive Strengths, page 3

1. We reviewed your response to comment 2. It appears your disclosure of incremental adjusted EBITDA represents a forward-looking non-GAAP measure. If you do not agree, please explain in more detail. Please note that Item 10(e)(i)(B) requires a schedule or other presentation detailing the differences between forward-looking non-GAAP financial measures and the appropriate forward-looking GAAP financial measures. If the GAAP financial measure is not accessible on a forward-looking basis, that fact and reconciling information that is unavailable without an unreasonable effort should be disclosed. The probable significance of information that is unavailable should also be disclosed. Please tell us your consideration of providing the required disclosures.
 Eric Lindberg, Jr.
FirstName LastNameEric Lindberg, Jr.
Grocery Outlet Holding Corp.
Comapany NameGrocery Outlet Holding Corp.
May 14, 2019
May 14, 2019 Page 2
Page 2
FirstName LastName
Executive Compensation
2018 Annual Incentive Plan , page 108

2. We note your response to comment 8 and your revised disclosure. We also note that a portion of the payments under the plan are based on an executive's performance in his
         "executives area of functional responsibility." Please expand your disclosure to provide additional detail concerning these performance measures. If these are objective performance measures, please describe the relevant goals, and if they are subjective measures, please describe them and state that they are subjective. Exclusive Forum , page 134

3. We note your response to comment 10 and your revised disclosure. We note that your forum selection provision identifies the Court of Chancery of the State of Delaware (or, if
         the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware) as the exclusive forum for certain litigation, including any derivative action.
         Please revise to state whether your exclusive forum provision applies to actions arising under the Securities Act or Exchange Act. If the provision applies to Securities Act claims, please also state that stockholders will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder.
Consolidated Financial Statements
2. Independent Operator Notes and Receivables, page F-17

4. As previously requested, please explain the reason(s) behind the percentage of allowance and accruals on independent operator receivables and notes on the current and long-term portions, respectively. Please tell us whether the allowance covers independent operators that are still in operation or whether the allowance is intended to provide for operations that have been discontinued. Please also help us understand why write-offs consistently lag the previous provision(s). We finally note that you have presented the activity in the allowance on page F-18 and that the provision has decreased in each of the last 2 years.
         Given the importance of the ability to collect independent operator receivables and notes, please provide an analysis in management's discussion of the reasons behind the decreasing trend. Given the allowance as a percentage of receivables and notes have decreased in the most recent fiscal year end, please show us how the allowance is an appropriate quantitative reflection of losses inherent in the portfolio as of the balance sheet dates. We may have further comment.
 Eric Lindberg, Jr.
Grocery Outlet Holding Corp.
May 14, 2019
Page 3
11. Earnings Per Share Attributable to Common Stockholders, page F-30

5. We reviewed your response and revisions in response to comment 11. Given you incurred an explicit cost for part of the year to finance the dividend, please tell us your consideration of adjusting the numerator to assume no interest was paid on the term loan since your calculation assumes shares were issued at the beginning of the period.
        You may contact Adam Phippen, Staff Accountant, at 202-551-3336 or Jim Allegretto,
Senior Assistant Chief Accountant, at 202-551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at 202-551-3342 or Lilyanna Peyser, Special Counsel, at 202-551-3222 with any other questions.



FirstName LastNameEric Lindberg, Jr.                        Sincerely,
Comapany NameGrocery Outlet Holding Corp.
                                                            Division of
Corporation Finance
May 14, 2019 Page 3                                         Office of Consumer
Products
FirstName LastName